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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 27, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANCHAIN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Capp Street, Suite 3A
(No. and Street)

San Francisco (City) CA (State) 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MWA

E.G.

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANCHAIN SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO/CCO

Title

A.M Clynes

Notary Public

ALASDAIR MACKAY CLYNES
Notary Public - State of New York
NO. 01CL6390750
Qualified in New York County
My Commission Expires Apr 22, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Panchain Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Panchain Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the period June 27, 2019 through December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period June 27, 2019 through December 31, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 18, 2020

PANCHAIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	269,710
Prepaid expenses and other assets		65,833
TOTAL ASSETS	**$**	**335,543**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	40,450
Due to Clearing Broker		10,584
Total liabilities		**51,034**
Member's equity		**284,509**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**335,543**

PANCHAIN SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 27, 2019 TO DECEMBER 31, 2019

Revenue	
	$ -
	-
Expenses	
Commissions paid to Broker/Dealers	10,584
Professional fees	180,000
Rent	2,700
Regulatory	27,284
Insurance	33,467
Technology and communications	32,908
Other operating expenses	29,576
Total expenses	316,519
Net Loss	**$ (316,519)**

PANCHAIN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JUNE 27, 2019 TO DECEMBER 31, 2019

	Member's Equity
Balance at June 27, 2019	$ 601,028
Net Loss	(316,519)
Balance at December 31, 2019	$ 284,509

PANCHAIN SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 27, 2019 TO DECEMBER 31, 2019

Cash flows from operating activities:	
Net Loss	$ (316,519)
Adjustments to reconcile net income to net cash flows provided by operating activites:	
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(64,805)
Increase (decrease) in operating liabilities:	
Due from clearing broker	10,584
Due to Parent	40,450
Total adjustments	(13,771)
Net cash provided by/(used in) operating activities	(330,290)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(330,290)
Cash, June 27, 2019	600,000
Cash, December 31, 2019	$ 269,710
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest expense	$ -
Income taxes	$ -

Panchain Securities, LLC

Notes to Financial Statements

For The Period June 27, 2019 through December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Panchain Securities, LLC (the "Company") was organized in the State of Delaware on November 7, 2018. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 27, 2019.

The Company is a wholly owned subsidiary of Panchain, Inc. ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the period time period from June 27, 2019 to December 31, 2019, these expenses amounted to $243,166. At December 31, 2019 the Company had an intercompany payable to the Parent of $40,450.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $218,676 which was $212,297 in excess of its required net capital of $6,379; and the Company's ratio of aggregate indebtedness ($51,034) to net capital was 0.23 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. On January 31, 2020 to name of the Company was changed to Passfolio Securities, LLC

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with the Parent Company under the terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

PANCHAIN SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

Total member's equity		$ 284,509
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 65,833	
Total non-allowable assets, deductions and charges		65,833
Net capital		$ 218,676
Computation of basic net capital requirements		
Minimum net capital required (12 1/2% of aggregate indebtedness of $51,034)		$ 6,379
Minimum dollar net capital requirement		5,000
Minimum capital required		6,379
Excess net capital		$ 212,297
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 51,034
Ratio of aggregate indebtedness to net capital		0.23 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Part Iia Form X-17A-5 report December 31, 2019

PANCHAIN SECURITIES, LLC
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

PANCHAIN SECURITIES, LLC
SCHEDULE III - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

Panchain Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 27, 2019 through December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Panchain Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Panchain Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Panchain Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Panchain Securities, LLC stated that Panchain Securities, LLC met the identified exemption provisions throughout period June 27, 2019 through December 31, 2019 without exception. Panchain Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Panchain Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 18, 2020

Panchain Securities, LLC
170 Capp Street, Suite 3A
San Francisco, CA 94110

Assertions Regarding Exemption Provisions

We, as members of management of Panchain Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the time period June 27, 2019 to December 31, 2019.

Panchain Securities LLC

By:

Alvaro Pereyra, CEO/CCO